UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-192634-03

SB/RH HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

3001 Deming Way

Middleton, Wisconsin 53562

(608) 275-3340

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of SB/RH Holdings, LLC

of

Spectrum Brands, Inc.’s 6.125% Senior Notes due 2024

Spectrum Brands, Inc.’s 5.750% Senior Notes due 2025

(Title of each class of securities covered by this Form)*

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

None

*

None of these securities were outstanding as of December 31, 2023, but SB/RH Holdings, LLC continued to file reports with the U.S. Securities and Exchange Commission. SB/RH Holdings, LLC is filing this Form 15 to provide notice that it will no longer file such reports. SB/RH Holdings, LLC is a wholly-owned subsidiary of Spectrum Brands Holdings, Inc. (Commission File Number 001-4219) which will continue to file reports required by the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, SB/RH Holdings, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 20, 2024	SB/RH HOLDINGS, LLC

	By:	/s/ Joanne P. Chomiak
Name: Joanne P. Chomiak
Title: Senior Vice President